UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 1)*

Bright Mountain Media, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

10919T105

(CUSIP Number)

Address: 6400 Congress Avenue, Suite 2050, Boca Raton, Florida 33487; Telephone: 561-998-2440

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 30, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10919T105	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 10th Lane Partners, LP (80-0208972)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 36,551,993 [1]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 36,551,993 [1]
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,551,993 [1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.4% [1]
12.	TYPE OF REPORTING PERSON (see instructions) IA

1.	Consists of 21,401,993 shares held of record by BV Agency, LLC and 15,150,000 shared held of record by Centre Lane Partners Master Credit Fund II, LP. 10th Lane Partners, LP is the Investment Adviser for these funds and has sole voting and dispositive power of these shares.

CUSIP No. 10919T105	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centre Lane Partners Master Credit Fund II, L.P. (82-0996792)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 15,150,000 [2]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 15,150,000 [2]
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,150,000 [2]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9% [2]
12.	TYPE OF REPORTING PERSON (see instructions) IA

2.	Centre Lane Partners Master Credit Fund II LP is the record holder but disclaims ownership of these shares as 10th Lane Partners LP is the Investment Adviser and has sole voting and dispositive power of these shares.

CUSIP No. 10919T105	13G	Page 4 of 6 Pages

Item 1.	(a)	Name of Issuer Bright Mountain Media, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 6400 Congress Avenue, Suite 2050, Boca Raton, Florida 33487

Item 2.	(a)	Name of Person Filing 10th Lane Partners, LP (80-0208972) Centre Lane Partners Master Credit Fund II, L.P. (82-0996792)

	(b)	Address of the Principal Office or, if none, residence 60 East 42nd Street, Suite 2220, New York, New York 10165

	(c)	Citizenship United States

	(d)	Title of Class of Securities Common

	(e)	CUSIP Number 10919T105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[x]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 10919T105	13G	Page 5 of 6 Pages

Item 4. Ownership.

See Items 5 through 11 on the preceding pages.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ] .

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Each of BV Agency, LLC and Centre Lane Partners Master Credit Fund II, L.P. has the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that it holds of record.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

CUSIP No. 10919T105	13G	Page 6 of 6 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10th Lane Partners, LP

By:	/s/ Michael Hogan
Name:	Michael Hogan
Title:	Chief Compliance Officer

Date:	May 10, 2023

Centre Lane Partners Master Credit Fund II, L.P.

By:	/s/ Michael Hogan
Name:	Michael Hogan
Title:	Chief Compliance Officer

Date:	May 10, 2023

EXIHBIT INDEX

99.1	Joint Filing Agreement, dated as of May 10, 2023, by and between 10th Lane Partners, LP and Centre Lane Master Credit Fund II, L.P.